UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,782,359 (See Items 4 and 5)*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,782,359 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,782,359 (See Items 4 and 5)*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (See Item 5)**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Original Schedule 13D.

**The calculation is based on the 14,285,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,897,359 (See Items 4 and 5)*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,897,359 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,897,359 (See Items 4 and 5)*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Original Schedule 13D.

**The calculation is based on the 14,400,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 14,922,359 (See Items 4 and 5)*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,922,359 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,922,359 (See Items 4 and 5)*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Original Schedule 13D.

**The calculation is based on the 14,425,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and amends the original statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 14, 2019 (the “Original Schedule 13D”), with respect to the Class A Subordinate Voting Shares of MDC Partners Inc.

This Amendment No. 1 amends the Original Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Original Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On June 25, 2020, Stagwell Media LP, a Delaware limited partnership and the parent company of SAH (“Stagwell Media”), delivered a preliminary, non-binding letter (the “Proposal Letter”) to the Board of the Issuer proposing to combine Stagwell Media and the Issuer. Stagwell Media would contribute a holding company that holds the in-scope businesses of Stagwell Media to the Issuer. In exchange, Stagwell Media would receive 335.5 million Class A Shares of the Issuer. The Preference Shares and Class A Shares of the Issuer currently held by SAH would not be included in the contribution to the Issuer and would remain outstanding and owned by SAH. The pre-transaction holders of the Issuer’s common shares (without giving effect to any conversion of outstanding Preference Shares) would own 18.5% of the combined company on a pro forma basis. A copy of the Proposal Letter and a related press release are attached hereto as Exhibits E and F and the information in the Proposal Letter and the press release is incorporated herein by reference.

The entry into definitive documentation for the proposed transaction would be subject to the satisfactory completion of due diligence and the receipt of requisite internal authorizations by each party, as well as the approval of the definitive documentation and transaction by a committee of disinterested non-management members of the board of directors of the Issuer. The Reporting Persons expect that, in response to the Proposal Letter, the Board will promptly appoint such a committee, which will in turn engage independent advisors, to evaluate the Proposal Letter.

The transaction contemplated by the Proposal Letter would be subject to conditions and approvals to be set forth in definitive documentation, including the requisite approvals of MDC shareholders and necessary regulatory clearances.

The Reporting Persons, in their capacity as a holder of both Class A Shares and Preference Shares of the Issuer, are not prepared to support, consent to or vote in favor of an alternative transaction by the Issuer, including an alternative business combination or sale transaction.

No assurances can be given that the transaction contemplated by the Proposal Letter or any similar or alternative transaction will be entered into or consummated. Furthermore, no legally binding obligation with respect to a transaction between the Reporting Persons or their affiliates and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons may modify or withdraw the Proposal Letter at any time and for any reason.

The transaction proposed by the Proposal Letter may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and change in the present Board or management of the Issuer.

Item 5. Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of Class A Shares beneficially owned are based on the number of outstanding Class A Shares of the Issuer beneficially owned by the applicable Reporting Person plus the maximum number of Class A Shares issuable upon conversion of Preference Shares beneficially owned by such Reporting Person that are currently eligible for conversion on and subject to the Ownership Limitation described in Item 6 and assumes that there are a total of 74,486,343 Class A Shares outstanding (which is the number of Class A Shares reported to be outstanding, as of May 12, 2020, in the Issuer’s proxy statement for its 2020 annual shareholders meeting as filed by the Issuer on May 26, 2020 on Schedule 14A).

The aggregate number and percentage of shares of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Class A Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference.

As of the date hereof, SAH directly holds 14,285,714 Class A Shares and 50,000 Preference Shares. The current aggregate liquidation preference of the Preference Shares is $55,356,998, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current Conversion Price is $5.00 per Preference Share, subject to customary anti-dilution protection, and therefore, the Preference Shares are convertible into 11,071,399 Class A Shares, before giving effect to the Ownership Limitation described in Item 6.

As of the date hereof, The Stagwell Group LLC directly holds 115,000 Class A Shares.

As of the date hereof, Mark J. Penn directly holds 602,500 Class A Shares, of which 577,500 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment.

The Stagwell Group LLC is the manager of SAH. Mark J. Penn is the controlling person of The Stagwell Group LLC.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Class A Shares except as described herein.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed . The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

Subpart (c) of Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(c)     Set forth below are transactions in Class A Shares by the Reporting Persons during the previous 60 days, all of which were made by The Stagwell Group LLC as open-market purchases on the NASDAQ Stock Market LLC.

Date	Class A Shares Purchased	Weighted Average Purchase Price

5/13/2020	50,000	$1.095

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

Exhibit E	Proposal Letter, dated June 25, 2020.

Exhibit F	Press Release, dated June 25, 2020.

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2020

STAGWELL AGENCY HOLDINGS LLC

By: The Stagwell Group LLC, its manager

By: /s/ Mark J. Penn

Name: Mark J. Penn

Title: Manager

THE STAGWELL GROUP LLC

By: /s/ Mark J. Penn

Name: Mark J. Penn

Title: Manager

/s/ Mark J. Penn

Mark J. Penn